Exhibit 99.3
investorLink
October 17, 2 0 0 8
Business Outlook
•	For fiscal 2009, under US GAAP, revenue is expected to be between US$2.55 bn and US$2.59 bn, implying a growth rate of 19.0% to 21.0% over fiscal 2008. Basic earning per ADS* for fiscal 2009 is expected to be between US$1.47 and US$1.50, implying a growth rate of 17.6% to 20.0% over fiscal 2008

•	Corresponding revenue under Indian GAAP consolidated is expected to be between Rs 11,273 crore and Rs 11,475 crore, implying a growth rate of 33.0% to 35.4% over fiscal 2008. EPS for the full year is expected to be between Rs. 33.57 to Rs. 34.10, implying a growth rate of 33.0% to 35.1%

•	For Q3 FY 2009, under US GAAP, revenue is expected to be between US$634.0 mn and US$652.2 mn. Basic earning per ADS* for the quarter is expected to be between US$0.35 and US$0.36

•	For Q3 FY 2009, under Indian GAAP consolidated, corresponding revenue is expected to be between Rs 2,945 crore and Rs 3,034 crore, implying a growth rate of 4.4% and 7.6%; EPS for the quarter is expected to be between Rs. 8.39 to Rs. 8.65

*	Excluding Fringe Benefit Tax (FBT) on ESOPs
Consolidated Indian GAAP Highlights
The highlights of the results for the quarter under Indian GAAP
Consolidated basis are:
•	Revenue was Rs.2819.29 crore; a YoY increase of 38.8% and a sequential increase of 7.6%.

•	Net Profit after Tax was Rs. 580.9 crore; a YoY increase of 42.0% and a sequential increase of 6.1%.

•	EPS for Q2 2009 was Rs. 8.63; a YoY increase of 41.0% and a sequential increase of 5.8%.

•	EBITDA margin for the quarter was 23.1%
US GAAP Highlights
•	The highlights of the results under US GAAP are:

•	Revenue was US$652.2 mn; up 28.0% YoY and 2.3% sequentially.

•	Net Income was $132.3 mn; YoY increase of 29.8% and a sequential increase of 4.5%.

•	Basic earning per ADS for the quarter was US$0.39; increase of 25.8% YoY and up 2.6% sequentially.

•	Operating margins (EBIT) for the quarter was 20.33%.
Other Highlights

•	The parent company ended the quarter with 48,434 Associates, an addition of 1,814 Associates including 221 trainees for Q2 09. The number of Associates including subsidiaries and joint ventures stood at 52,865

•	Attrition on a trailing twelve months basis fell to 12.3% from 12.6% in Q1 FY09. Annualized quarterly attrition for the quarter stood at 12.7%

•	33 Customers added during the quarter

“Our performance in Q2 has been encouraging. We continue to make significant investments in building competencies needed in this challenging environment.”

— Ramalinga Raju, Founder and Chairman

“Increased volatility in the currency environment in Q2 continues: having an adverse impact on our annual USD revenue growth rate of 3%. Despite this, we have increased our annual (IGAAP & USGAAP) earnings per share guidance, driven by operational efficiencies.”

— V. Srinivas, CFO
Q2 Table of Contents

Chairman’s Message
Dear Investor,
I am pleased to announce a better-than-guided performance for the second quarter of fiscal year 2009. We achieved this in a challenging global macroeconomic environment, and amidst the volatile currency scenario that became reality in the three months since Satyam last reported earnings.
In Q2, our revenue grew by 7.6% quarter- over- quarter and 38.8% year- over- year, as per Indian GAAP, on the back of a 4% volume growth and rupee depreciation against the US dollar. These drivers, coupled with efficient cost management, resulted in an EPS of Rs 8.63 for the quarter against a guidance of Rs 7.78. We believe that these factors will also enhance annual margin performance. Our US GAAP revenue for the quarter was US$652.2 million, a growth of 28.8% year-over- year, and a sequential growth of 2.3%. Earnings per ADS was US$0.39.
Over time, we have expanded the breadth of our services in numerous strategic areas, an effort bolstered by several key acquisitions in the recent past. The combined capabilities arising from the integration of these organizations are especially useful in a market where companies are increasingly focusing on process efficiencies. These competencies will emerge as significant differentiators for Satyam, and when combined with our ever-increasing global presence, will uniquely qualify us to serve customers in their transformational endeavors.
The near-term environment remains challenging because of the global slowdown and continued instability, notably in the US banking and financial services sector. Consolidation among financial services companies is also contributing to uncertainty, although it is also creating transformational opportunities.
In the light of our better-than-guided performance for the first half and the favorable movement of the rupee against the US$, we are revising our annual revenue growth guidance under Indian GAAP upwards to between 33% and 35.4%. The annual EPS growth guidance is now expected to be in the range of 33% to 35% aided by a superior margin performance. While rupee has depreciated against the US dollar, it has appreciated against other major currencies impacting our annual US GAAP revenue adversely by 3%. Given this background and prevailing market conditions, we are revising our revenue growth projections downward as per US GAAP to between 19% and 21%.
In closing, I would like to emphasize that Satyam is leaving no stone unturned in our efforts to create a sound foundation for our future. We will leverage the robust, de-risked model we established after 2001—the time of the last major slowdown. Since then, we have grown 10-fold. As we did then, we will emerge stronger and better able to deliver superior customer value.
The Board has declared an interim dividend of 50% for Fiscal Year 2009.
B. Ramalinga Raju

Financial Highlights — Indian GAAP Consolidated
Profit and Loss Account Summary for the quarter ended

In Rs. crore, except per share data
			Growth over		Growth over
			September		June
	September		2007 Quarter	June	2008 Quarter
	2008	2007	(%)	2008	(%)

Income
Services
— Exports	2,739.64	1,965.19	39.41	2,542.81	7.74

— Domestic	79.65	66.53	19.72	78.02	2.09

Total Services Income	2,819.29	2,031.72	38.76	2,620.83	7.57

Expenditure
Personnel Expenses	1,721.10	1,302.75	32.11	1,541.21	11.67
Cost of Software & Hardware sold	0.43	0.68	(36.76)	0.26	65.38
Operating and Administration Expenses	446.84	325.59	37.24	447.09	(0.06)

	2,168.37	1,629.02	33.11	1,988.56	9.04

Operating Profit (EBITDA)	650.92	402.70	61.64	632.27	2.95

EBITDA Margin	23.09%	19.82%		24.12%

Financial Expenses	13.21	4.18	216.02	5.74	130.14

Depreciation	64.48	39.06	65.08	46.70	38.07

Operating Profit after Interest, Depreciation & Miscellaneous Expenses	573.23	359.54	59.43	579.83	(1.14)

Other Income	79.58	110.54	(27.95)	33.12	140.28

Profit Before Tax	652.81	470.00	38.90	612.95	6.50

Provision for Taxation	71.96	60.91	18.16	65.25	10.28

Profit After Taxation and Before Minority Interest	580.85	409.09	41.99	547.70	6.05

Minority interest

Profit After Taxation and Minority Interest	580.85	409.09	41.99	547.70	6.05

Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	8.63	6.12	41.01	8.16	5.76

Diluted	8.47	5.97	41.88	8.00	5.88

No. of shares used in computing Earnings Per Share

Basic	673,050,868	668,193,383		671,378,359

Diluted	685,919,030	684,809,807		684,679,265
Q2: Performance Against Guidance

	Parameters	Guidance	Actuals

Indian GAAP	Income from Software Services (Rs. crore)	2,743 - 2,769	2819.29
	EPS (Rs.)	7.71 - 7.78	8.63
US GAAP	Income from Software Services (USD Million)	645.6 - 651.9	652.20
	Basic EPADS (US $)	0.35	0.39

Indian GAAP Consolidated
Balance Sheet as at September 30, 2008

	In Rs. crore
	September 30		March 31
	2008	2007	2008

Sources of Funds
Shareholders’ Funds
(a) Share Capital	134.70	133.71	134.10

(b) Share Application Money, Pending Allotment	2.76	4.39	1.83

(c) Reserves and Surplus	8,234.59	6,334.97	7,103.27

	8,372.05	6,473.07	7,239.20

Loan Funds
(a) Secured Loans	253.07	191.20	216.65
(b) Unsecured Loans	234.80	—	—

	8,859.92	6,664.27	7,455.85

Application of Funds
(a) Gross Block	2,768.46	1,794.87	1,960.19
(b) Less: Depreciation / Amortization	1,254.22	1,057.62	1,141.73

(c) Net Block	1,514.24	737.25	818.46

(d) Capital Work in Progress	365.66	346.86	460.95

	1,879.90	1,084.11	1,279.41

Deferred Tax Asset (Net)	116.31	62.03	87.18

Current Assets, Loans and Advances
(a) Inventories	0.05	0.02	0.09

(b) Sundry Debtors	2,854.38	2,073.89	2,370.28

(c) Cash and Bank Balances	5,361.39	4,005.23	4,502.42

(d) Loans and Advances	473.11	285.93	391.92

(e) Other Current Assets	376.50	168.87	272.50

	9,065.43	6,533.49	7,537.21

Less: Current Liabilities and Provisions
(a) Current Liabilities	1,702.91	620.54	897.71

(b) Provisions	498.81	395.27	550.24

	2,201.72	1,015.81	1,447.95

Net Current Assets	6,863.71	5,518.13	6,089.26

	8,859.92	6,664.27	7,455.85

Financial Highlights — Indian GAAP Standalone
Standalone Profit and Loss Account Summary for the quarter ended

In Rs. crore, except per share data
			Growth over		Growth over
			September		June
	September		2007 Quarter	June	2008 Quarter
	2008	2007	(%)	2008	(%)
Income
Services
— Exports	2,621.99	1,883.02	39.24	2,449.65	7.04

— Domestic	78.53	65.22	20.41	77.25	1.66

Total Services Income	2,700.52	1,948.24	38.61	2,526.90	6.87

Expenditure
Personnel Expenses	1,622.89	1,251.05	29.72	1,469.40	10.45

Operating and Administration Expenses	428.36	295.58	44.92	408.89	4.76

	2,051.25	1,546.63	32.63	1,878.29	9.21

Operating Profit (EBITDA)	649.27	401.61	61.67	648.61	0.10

EBITDA Margin	24.04%	20.61%		25.67%

Financial Expenses	8.95	0.47	1,804.26	1.53	484.97

Depreciation	57.92	32.68	77.23	39.95	44.98

Operating Profit after Interest and Depreciation	582.40	368.46	58.06	607.13	(4.07)

Other Income	83.46	108.20	(22.87)	29.62	181.77

Profit Before Tax	665.86	476.66	39.69	636.75	4.57

Provision for Taxation	68.43	59.51	14.99	60.84	12.48

Profit After Taxation (PAT)	597.43	417.15	43.22	575.91	3.74

Earnings Per Share — (Rs. per equity share of Rs. 2 each)

Basic	8.88	6.24	42.31	8.58	3.50

Diluted	8.71	6.09	43.02	8.41	3.57
No. of Shares used in computing Earnings Per Share
Basic	673,050,868	668,193,383		671,378,359

Diluted	685,919,030	684,809,807		684,679,265

Indian GAAP Standalone
Balance Sheet as at September 30, 2008

In Rs. Crore
	September 30		March 31
	2008	2007	2008

Sources of Funds
Shareholders’ Funds
(a) Share Capital	134.70	133.71	134.10

(b) Share Application Money, Pending Allotment	2.76	4.39	1.83

(c) Reserves and Surplus	8,392.23	6,443.23	7,221.71

	8,529.69	6,581.33	7,357.64

Loan Funds
(a) Secured Loans	30.49	22.34	23.67

(b) Unsecured Loans	234.80	—	—

	8,794.98	6,603.67	7,381.31

Application of Funds
Fixed Assets
(a) Gross Block	2,173.91	1,394.43	1,486.53

(b) Less: Depreciation / Amortization	1,158.13	991.64	1,062.04
(c) Net Block	1,015.78	402.79	424.49

(d) Capital Work in Progress	365.32	342.27	458.63
	1,381.10	745.06	883.12

Investments	618.64	422.16	493.80

Deferred Tax Assets (net)	118.75	61.33	87.65

Current Assets, Loans and Advances
(a) Sundry Debtors	2,651.36	1,965.67	2,223.41

(b) Cash and Bank Balances	5,312.62	3,974.87	4,461.68

(c) Loans and Advances	502.22	277.46	400.20

(d) Other Current Assets	376.34	168.73	272.45

	8,842.54	6,386.73	7,357.74

Less: Current Liabilities and Provisions
(a) Current Liabilities	1,669.26	614.78	890.72

(b) Provisions	496.79	396.83	550.28

	2,166.05	1,011.61	1,441.00

Net Current Assets	6,676.49	5,375.12	5,916.74

	8,794.98	6,603.67	7,381.31

Financial Highlights — US GAAP
Unaudited Consolidated Statement of Operations Summary for the quarter ended

In million US dollars, except per share data and as stated otherwise
			Growth over		Growth over
			September		June
	September		2007Quarter	June	2008 Quarter
	2008	2007	(%)	2008	%

Revenues	$652.2	$509.6	28.0	$637.3	2.3

Gross Profit	$257.7	$179.3	43.7	$251.6	2.4

Operating Income	$132.6	$90.3	46.8	$134.0	(1.0)

Operating Margin	20.33%	17.72%		21.03%	—

Income Before Income Taxes, Minority Interest and Equity in Earnings / (Losses) of Associated Companies	$147.3	$116.6	26.3	$140.2	5.1

Income Taxes	$(15.1)	$(14.7)	2.72	$(13.7)	10.2

Income Before Equity in Earnings / (Losses) of Associated Companies	$132.2	$101.9	29.7	$126.5	4.5

Equity in Earnings / (Losses) of Associated Companies, net of taxes	$0.1	—	—	$0.1	0.0

Net Income	$132.3	$101.9	29.9	$126.6	4.5

Earnings Per ADS*:

Basic	$0.39	$0.31	25.8	$0.38	2.6

Diluted	$0.39	$0.30	30.0	$0.37	5.4

Weighted average number of ADS used in computing earnings per ADS (in millions)

Basic	335.45	332.80		334.60

Diluted	341.10	339.80		340.80

*	1 ADS is equal to 2 shares
Reconciliation Between Net Profit As Per Indian GAAP Consolidated Financials and US GAAP

In million US dollars
	Quarter Ended September		Quarter ended
	2008	2007	June 2008

Profit as per Indian GAAP consolidated Financial Statements	$132.90	$101.30	$131.80

Add / (Deduct)

1. Stock-based Compensation	$0.60	$(0.80)	$(0.90)

2. Others, net	$(1.20)	$1.40	$(4.30)

Net Income as per US GAAP Financial Statements	$132.30	$101.90	$126.60

Financial Highlights — IFRS
Audited Consolidated Statements of Operations Summary for the quarter ended

	In millions of US dollars except per share data and as stated otherwise
			Growth over		Growth over
			Sep 2007		June 2008
	September		Quarter	June	Quarter
	2008	2007	(%)	2008	(%)

Revenues	$652.2	$509.6	28.0	$637.3	2.3

Gross profit	$256.8	$177.1	45.0	$253.4	1.3

Operating income	$135.4	$99.6	35.9	$128.1	5.7

Operating Margin	20.76%	19.55%		20.10%	—

Income before income taxes, minority interest and equity in earnings/(losses) of associated companies	$146.7	$113.5	29.3	$143.1	2.5

Income taxes	$(14.6)	$(14.0)	4.29	$(14.2)	2.8

Income before equity in earnings / (losses) of associated companies	$132.1	$99.5	32.8	$128.9	2.5

Net income	$132.1	$99.5	32.8	$128.9	2.5

Earnings per ADS*:

Basic	$0.39	$0.30	30.0	$0.39	0.0

Diluted	$0.39	$0.29	34.5	$0.38	2.6

Weighted average number of ADS used in computing earnings per ADS (in millions)

Basic	335.45	332.80		334.60

Diluted	341.10	339.80		340.80

*	1 ADS is equal to 2 shares
Reconciliation between Net Profit as per Indian GAAP Consolidated profits and IFRS

	In million US dollars
	Quarter Ended September		Quarter ended
	2008	2007	June 2008

Profit as per Indian GAAP consolidated Financial Statements	$132.90	$101.30	$131.80

Add / (Deduct)

1. Stock-based Compensation	$0.50	$(0.80)	$(1.30)

2. Others, net	$(1.30)	$(1.00)	$(1.60)

Net Income as per IFRS	$132.10	$99.50	$128.90

Subsidiaries and Joint Ventures
Quarterly Q2 FY09

		In Rs. Crore
	Revenue	PAT

Subsidiaries

Satyam BPO	55.62	(20.05)

Citisoft	23.05	0.76

STI	24.08	1.39

China	18.56	(4.98)

Bridge Consultancy	28.59	2.12

Joint Ventures

CA Satyam	1.53	(0.50)

Satyam Venture	20.04	1.48
Business Outlook
Outlook is based on exchange rate of Rs. 47.00 / US$
EPS and EPADS is based on basic number of shares / ADS

	Q2 2009	Q3 2009	Growth	FY 2008	FY 2009	Growth
Indian GAAP
Consolidated Financials
Revenue (Rs. Crore)	2,819	2,945 to 3,034	4.4% to 7.6%	8,473	11,273 to 11,475	33.0% to 35.4%
EPS (Rs. per share)	8.63	8.39 to 8.65	-2.8% to 0.2%	25.24	33.57 to 34.10	33.0% to 35.1%
US GAAP
Revenue (US$ mn)	652.2	634.0 to 652.2	-2.8% to 0.0%	2,138	2,545 to 2,587	19.0% to 21.0%
EPADS (US$ per ADS)#	0.39	0.35 to 0.36*	-10.3% to -7.7%	1.25	1.47 to 1.50*	17.6% to 20.0%

Average INR/US$exchange rate	44.01	47.00		40.03	45.13

#	1 ADS is equal to 2 shares

*	Excluding Fringe Benefit Tax (FBT) on ESOPs

Awards & Recognition
Satyam garners Third consecutive Asian MAKE Award
In September, a distinguished panel of Asian Fortune Global 500 business executives and leading knowledge management and intellectual capital experts named Satyam a Most Admired Knowledge Enterprise (MAKE) for the third year in a row. The panel rated Satyam against the MAKE framework—several key knowledge performance dimensions that drive competitive advantage. These include creating a knowledge-driven corporate culture, developing knowledge leaders and workers, innovation and transforming corporate knowledge into shareholder value.
Satyam Wins Golden Peacock Award
The World Council for Corporate Governance presented Satyam with a coveted Golden Peacock Global Award for Excellence in Corporate Governance for 2008. The honor is especially relevant given that corporate governance best practices are considered key benchmarks by stakeholders who evaluate corporations. In fact, their importance is magnified in difficult economic environments.
Satyam wins UK’s India Business Award
Satyam earned a United Kingdom Trade and Investment India Business Award for Corporate Social Responsibility. Satyam was recognized for its work with the Byrraju Foundation, an organization founded by Satyam Chairman and Founder B. Ramalinga Raju. Satyam was honored for its participation in the Foundation’s program to provide remote electrocardiograms (EKGs) to villagers all over Andhra Pradesh, an initiative that likely prevented hundreds of people from suffering serious heart troubles.
Satyam BPO Wins 2 Six Sigma IQ Excellence Honors
Satyam BPO, the organization’s business process outsourcing arm, won two prestigious Six Sigma IQ Excellence Awards—for Best Defect Elimination in Service & Transaction and Best Design for Six Sigma. The International Quality and Productivity Center established the Six Sigma IQ Excellence Awards to honor, recognize and promote Six Sigma projects that demonstrate true best practices. The award ceremony was held at the 9th Asian Six Sigma Summit in Singapore.

Business Highlights
Indian Consumer Durables Major
Based on its end-to-end capabilities in set-top-box solutions and industry expertise, Satyam was engaged to help an Indian consumer durables organization launch a direct-to-home broadcasting solution with conditional access system support. Additionally, engineering experts are preparing to design the client’s next-generation STBs with advanced features.
Global Soft Drink Company
Satyam is supporting and maintaining the soft drink company’s SAP ECC 6.0 application in China. Chinese-speaking Satyam professionals are helping the client overcome language barriers with local SAP users, and understanding local requirements more effectively, and will optimize the software’s rollout and use.
UK-based Insurance Company
Satyam is defining an insurance company’s operational and technical requirements, and then indentifying and recommending a solution to outline how it can meet its growth plans. The roadmap will also assist the company in the introduction of new treasury products to maintain its market leadership.
US-based Financial Services Company
Citisoft, a Satyam company, is managing a front-office system selection exercise for the Private Wealth Management division of one of the world’s largest financial services companies. The objective is to provide a unified, global, multi-asset class decision support and trading platform. The client selected Satyam because of its proven track record of front-office system selection and for its dedicated Wealth Management Practice.
Global Aluminum Smelter
Satyam beat out difficult competition to win a 2-year plant automation and integration project at the client’s United Arab Emirates facility. Satyam will supervise and manage plant automation related deliveries of Engineering, Procurement and Construction Management, and carry out technical project assurance audits and quality control checks.
Global Chemical Company
Satyam has been asked to manage the SAP implementation of a global chemical company. The 16-month follow-on project resulted from other successful SAP projects Satyam had managed for the organization, as well as its familiarity with the chemical industry and constantly expanding capabilities in the enterprise software.
Global Thermal Control Manufacturer
Satyam won a data connectivity engagement with a leading thermal controls manufacturing company. The team will provide an enterprise data-management platform providing users with consistent access to information through reports.
Global Avionics Company
Satyam is designing the system electrical integration scheme for one of the world’s leading manufacturers of business, special mission and trainer aircrafts. Satyam began working with the client last year by handling mechanical system design, and has progressed to designing the electrical schematic to integrate aircraft avionics.
BI Project with Gaming Major
Satyam has been entrusted with the responsibility of setting up a BI Solution Center for a Leading Gaming Major in the US. The scope of the new win is to design and implement a new BI engagement model that is capable of addressing the completion of large-scale initiatives to consolidate BI across various divisions.

Operational parameters for Q2, Fiscal 2009
(Please note that all metrics are based on Indian GAAP Standalone numbers only)
A. Revenue Analysis
Analysis of Volume Growth (%)

Particulars	Q2 2009	Q1 2009	Q2 2008

Change in Volume (Total)	4.00	3.01	9.10
Break up of export revenue between offshore and onsite (%)

Location	Q2 2009	Q1 2009	Q2 2008	FY 2008

Offshore	53.65	52.66	50.41	51.84
Onsite	46.35	47.34	49.59	48.16
Total	100.00	100.00	100.00	100.00
Revenue by region (%)

Region	Q2 2009	Q1 2009	Q2 2008	FY 2008

Americas	62.03	60.32	58.43	60.17
Europe	20.60	20.65	20.95	20.58
Rest of World	17.37	19.03	20.62	19.25
Total	100.00	100.00	100.00	100.00
Revenue by service offerings (%)

Technology	Q2 2009	Q1 2009	Q2 2008	FY 2008

Application Development & Maintenance Service	45.07	44.63	43.90	44.02
Consulting and Enterprise Business Solutions	44.46	44.70	45.04	44.87
Extended Engineering Solutions	6.71	6.80	6.53	6.80
Infrastructure Management Services	3.76	3.87	4.53	4.31
Total	100.00	100.00	100.00	100.00
Revenue by line of business (%)

Line of business	Q2 2009	Q1 2009	Q2 2008	FY 2008

Banking , Financial Services & Insurance	20.50	21.38	23.81	22.87
Manufacturing	23.26	23.07	23.73	23.99
TIMES (Telecom, Infrastructure, Media, Entertainment, Semiconductor)	23.60	21.90	23.52	22.49
Healthcare & Pharma	6.93	7.06	7.94	7.73
Retail, Transportation & Logistics	9.38	10.46	7.48	8.40
Others	16.32	16.13	13.52	14.52
Total	100.00	100.00	100.00	100.00

Operational parameters for Q2, Fiscal 2009 (contd.)
Revenue by contract type (%)

Contract	Q2 2009	Q1 2009	Q2 2008	FY 2008
Time & Material	69.10	66.97	66.72	67.64
Fixed Bid	30.90	33.03	33.28	32.36
Total	100.00	100.00	100.00	100.00
Changes in billing rates (%)

	For the Quarter
Particulars	Sequential	Year on Year	FY 2008
Onsite	-0.75	2.08	5.42
Offshore	-0.43	2.11	4.49
B. Associate Data
Location-wise break up of Associates

Particulars	Q2 2009	Q1 2009	Q2 2008
Onsite	10,312	9,497	8,949
Offshore	34,033	32,776	29,222
Domestic	1,176	1,594	982
Total Technical	45,521	43,867	39,153
Support	2,913	2,753	2,270
Total	48,434	46,620	41,423
Total number of associates including subsidiaries is 52,865
Attrition (%)

Particulars	Q2 2009	Q1 2009	Q2 2008
Attrition rate (TTM)	12.27	12.58	13.89
Utilization/Loading rates (in %)

Particulars	Q2 2009#	Q1 2009#	Q2 2008	FY 2008
Onsite	96.07	96.51	97.13	96.89
Offshore	76.60	75.04	81.54	82.86
Domestic	78.42	97.92	96.61	89.18
Offshore with trainees	76.07	73.66	76.41	78.40

#	The base for computing offshore and domestic utilisation has been increased to 2,120 hours from 1,884 hours per annum effective fiscal 2009

Operational parameters for Q2, Fiscal 2009 (contd.)
C. Customer Information
Revenue contribution (in %)

Revenues from	Q2 2009	Q1 2009	Q2 2008
Top customer	4.58	4.45	5.81
Top 5 customers	19.58	19.11	20.84
Top 10 customers	31.31	30.60	33.86
Number of customers with annualized billing exceeding:

Revenues of	Q2 2009	Q1 2009	Q2 2008
US$1 million	230	237	213
US$5 million	93	93	75
US$10 million	53	52	40
Revenue from existing business and new business (%)

	Q2 2009	Q1 2009	Q2 2008
Existing business	92.16	93.03	93.14
New business	7.84	6.97	6.86
Total	100.00	100.00	100.00
Other Information

Particulars	Q2 2009	Q1 2009	Q2 2008
New customers added	33	34	37
Number of active customers	649	631	577
Receivable days	88	93	92
Total number of customers including Citisoft, Knowledge Dynamics and Nipuna is 690

About Satyam Computer Services Limited
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and more than 65* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 52,865* Associates excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 690* clients, including 185* Fortune 500. For more information, see www.satyam.com.

*	As of September 30, 2008
Safe Harbor
This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended June, 2008 furnished to the United States Securities and Exchange Commission on July 25, 2008 and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at www.sec.gov.

Contact Information

Venkat Rangam K Mayfair Centre, S.P. Road, Secunderabad — 500 003. Ph: +91-40-30654534 Fax: +91-40-27840058 Email: venkat_rk@satyam.com	Anomitra Bhattacharyya Mayfair Centre, S.P. Road, Secunderabad — 500 003. Ph: +91-40-30654182 Fax: +91-40-27840058 Email: anomitra_bhattacharyya@satyam.com